UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Tandy Leather Factory, Inc.
Full name of Registrant

N/A
Former name if Applicable

1900 Southeast Loop 820
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas, 76140
City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tandy Leather Factory, Inc. (the "Company") has determined that it is unable to file, within the prescribed time period, its Quarterly Report on Form 10-Q for the three- and six-months ended June 30, 2019 (the "Form 10-Q") due to the reasons described below, which cannot be eliminated by the Company without unreasonable effort or expense.

As disclosed by the Company in Item 8.01 of its Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission on August 13, 2019, the Audit Committee of the Board of Directors of the Company has commenced an independent investigation of issues that include, but may not be limited to, certain aspects of the Company's methods of valuation and expensing of costs of inventory and related issues regarding the Company's business and operations.  The Audit Committee has retained independent legal and accounting advisers to conduct the investigation.  The investigation is ongoing.  In addition, the Audit Committee directed the Company to evaluate its current policies, procedures, and internal controls associated with such methods of valuation, as well as compliance with, and the effectiveness of, those policies, procedures and internal controls (the "Accounting Policy and Controls Review").  A forensic accounting consultant will assist the Company with this review.

Because the independent investigation and Accounting Policy and Controls Review referred to above include matters related to accounting for the three- and six-months ended June 30, 2019 and previous periods, the Company will not be able to file its Form 10-Q within the prescribed time period.  The Company is working diligently to file the Form 10-Q as promptly as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Tina Castillo	817	872-3200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements contained in this report and other materials the Company files with the Securities and Exchange Commission ("SEC"), as well as information included in oral statements or other written statements made or to be made by the Company, other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally are accompanied by words such as "may," "will," "could," "should," "anticipate," "believe," "budgeted," "expect," "intend," "plan," "project," "potential," "estimate," "continue," "outlook," "forecast" or "future," variations thereof or other similar statements. Please refer to the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2018 for additional information concerning other uncertainties that could negatively impact the Company. The Company assumes no obligation to update or otherwise revise its forward-looking statements, except as required by law.

Tandy Leather Factory, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019	By:	/s/ Tina Castillo
Tina Castillo
Chief Financial Officer

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